Exhibit 6.4

LIMITED GUARANTY This GUARANTY (this "Guaranty") is made as of July 11 _, 2025 , by MCI Development 1 , LLC, a Wyoming limited liability company (the "Guarantor") . In order to induce MCI Income Fund VII, LLC (the "Lender") to issue loans pursoant to that certain Joan agreement dated of even date herewith (the "Loan A!!reement") by and among Lender and Megatel Venetian, LLC a Texas limited liability company (the ''Borrower"), the parties hereto agree to the following : A. Guarantor hereby guarantees the repayment of principal on all promissory notes made pursuant to the Loan Agreement (the "Notes") by Borrower . B. This Guaranty shall remain in fulJ force throughout the term of any and all Notes outstanding under the Loan Agreement . C. Guarantor hereby waives notice of acceptance of this Guaranty and a 11 other notices in connection herewith or in connection with the liabilities, obligations, and duties guaranteed hereby, including notices to it of default by Borrower under the Loan Documents . D. Guarantor further agrees, to the extent permitted by Jaw, to pay any costs or expenses, including reasonable attorney fees, incurred by Lender in enforcing this Guaranty . E. This Guaranty is not assignable and shall be binding upon Guarantor and its respective permitted successors and assigns and shall inure to the benefit of Lender - and in extension, to the benefit of the members of Lender . F. This Guaranty shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming . 202655360.vl

IN WI1NESS WHEREOF, Guarantor bas caused this Guaranty to be executed as follows: MCI Development I, LLC � � 202655360.vl Name:ArashAfzal - -- - Its: Co - President By: